EXHIBIT 12.1

DELL INC.
RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended
	February 1, 2013	February 3, 2012	January 28, 2011	January 29, 2010	January 30, 2009
	(in millions, except ratios)
Earnings
Pre-tax income from continuing operations	$2,841	$4,240	$3,350	$2,024	$3,324
Add: Fixed Charges adjusted for capitalized interest	316	315	228	191	132
Total	$3,157	$4,555	$3,578	$2,215	$3,456
Fixed Charges(a)
Interest Expense	$270	$279	$199	$160	$93
Capitalized Interest	—	—	—	—	—
Estimate of interest in rent expense	46	36	29	31	39
Total	$316	$315	$228	$191	$132
Ratio of Earnings to Fixed Charges	10	14	16	12	26
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(a)
Fixed charges included in the calculation of this ratio consist of: (i) interest expensed, plus (ii) interest capitalized (when applicable), plus (iii) a reasonable estimation of the interest factor included in rental expense.